SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)
                              (AMENDMENT NO. __)(*)


                         PENNCORP FINANCIAL GROUP, INC.
                                (Name of Issuer)

                       $3.375 CONVERTIBLE PREFERRED STOCK
                   $3.50 SERIES II CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)

                                    708904701
                                    708094206
                                 (CUSIP Number)

                              Mr. Kenneth F. Cooper
                               Vicuna Advisors LLC
                                 230 Park Avenue
                                    7th Floor
                               New York, NY 10169
                                 (212) 499-2940
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 23, 1999
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 12 Pages)
------------------------

     (*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

---------------------------                           --------------------------
   CUSIP No. 708094701                13D                   Page 2 of 12 Pages
             708094206
---------------------------                           --------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                             Vicuna Advisors LLC
                             TIN:  13-4006560

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|X|
                                                                          -
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
        BY
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 335,000 shares of $3.375 Convertible Preferred Stock
                            461,600 shares of $3.50 Series II Convertible
                            Preferred Stock
                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            Zero
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            335,000 shares of $3.375 Convertible Preferred Stock
                            461,600 shares of $3.50 Series II Convertible
                            Preferred Stock
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          335,000 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 461,600 shares of $3.50 Series II Preferred Stock (per share convertible into 1.4327 shares of common stock), totaling 1,402,488 common stock equivalents (see Item 5).
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |X|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          14.6% of $3.375 Convertible  Preferred  Stock
          16.1% of $3.50 Series II Convertible Preferred Stock
           4.6% of common stock equivalents
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------

---------------------------                           --------------------------
   CUSIP No. 708094701                13D                   Page 3 of 12 Pages
             708094206
---------------------------                           --------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            Vicuna Partners LLC
                           TIN:  13-4006612
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |X|
                                                                           -
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
        BY
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 335,000 shares of $3.375 Convertible Preferred Stock
                            461,600 shares of $3.50 Series II Convertible
                            Preferred Stock
                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            Zero
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            335,000 shares of $3.375 Convertible Preferred Stock 461,600 shares of $3.50 Series II Convertible Preferred Stock
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          335,000 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 461,600 shares of $3.50 Series II Preferred Stock (per share convertible into 1.4327 shares of common stock), totaling 1,402,488 common stock equivalents (see Item 5).
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |X|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          14.6% of $3.375 Convertible  Preferred  Stock
          16.1% of $3.50 Series II Convertible Preferred Stock
           4.6% of common stock equivalents
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------

---------------------------                           --------------------------
   CUSIP No. 708094701                13D                   Page 4 of 12 Pages
             708094206
---------------------------                           --------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Vicuna Capital I L.P.
                           TIN:  13-4006625

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|X|
                                                                          -
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          231,600 shares of $3.375 Convertible Preferred Stock
        BY                  342,150 shares of $3.50 Series II Convertible
       EACH                 Preferred Stock
     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 Zero
                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            231,600 shares of $3.375 Convertible Preferred Stock 342,150 shares of $3.50 Series II Convertible Preferred Stock
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            Zero
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          231,600 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 342,150 shares of $3.50 Series II Preferred Stock (per share convertible into 1.4327 shares of common stock), totaling 1,002,590 common stock equivalents (see Item 5).
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          10.1% of $3.375 Convertible  Preferred  Stock
          11.9% of $3.50 Series II Convertible Preferred Stock
           3.3% of common stock equivalents
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

---------------------------                           --------------------------
   CUSIP No. 708094701                13D                   Page 5 of 12 Pages
             708094206
---------------------------                           --------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               WNP Investment Partnership  L.P.
               TIN:  13-4006626

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|X|
                                                                          -
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          103,400 shares of $3.375 Convertible Preferred Stock
        BY                  119,450 shares of $3.50 Series II Convertible
       EACH                 Preferred Stock
     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 Zero
                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            103,400 shares of $3.375 Convertible Preferred Stock 119,450 shares of $3.50 Series II Convertible Preferred Stock
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            Zero
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          103,400 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 119,450 shares of $3.50 Series II Preferred Stock (per share convertible into 1.4327 shares of common stock), totaling 399,898 common stock equivalents (see Item 5).
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |X|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          4.5% of $3.375 Convertible Preferred Stock 4.2% of $3.50 Series II Convertible Preferred Stock 1.4% of common stock equivalents
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

---------------------------                           --------------------------
   CUSIP No. 708094701                13D                   Page 6 of 12 Pages
             708094206
---------------------------                           --------------------------


--------------------------------------------------------------------------------

          NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1         Joshua G. Welch
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |X|
                                                                           -
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------

 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
        BY
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 335,000 shares of $3.375 Convertible Preferred Stock
                            461,600 shares of $3.50 Series II Convertible
                            Preferred Stock
                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            Zero
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            335,000 shares of $3.375 Convertible Preferred Stock 461,600 shares of $3.50 Series II Convertible Preferred Stock
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          335,000 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 461,600 shares of $3.50 Series II Preferred Stock (per share convertible into 1.4327 shares of common stock), totaling 1,402,488 common stock equivalents (see Item 5).
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% of $3.375 Convertible Preferred Stock 16.1% of $3.50 Series II Convertible Preferred Stock
           4.6% of common stock equivalents
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

     This statement on Schedule 13D relates to the $3.375 Convertible Preferred Stock (the "$3.375 Preferred Stock") and the $3.50 Series II Convertible Preferred Stock (the "$3.50 Preferred Stock" and, with the $3.375 Preferred Stock, the "Preferred Stock") of PennCorp Financial Group, Inc. ("PennCorp"). Each share of $3.375 Preferred Stock is convertible into 2.2124 shares of PennCorp's common stock, par value $.01 per share (the "Common Stock"), and each share of $3.50 Preferred Stock is convertible into 1.4327 shares of Common Stock. PennCorp's principal executive office is located at 717 North Harwood Street, Suite 2400, Dallas, Texas 75201.

ITEM 2.    IDENTITY AND BACKGROUND.
           -----------------------

     This Statement is being filed by each of the following persons (the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Vicuna Advisors LLC, a Delaware limited liability company ("Advisors"), Vicuna Partners LLC, a Delaware limited liability company ("Partners"), Vicuna Capital I L.P., a Delaware limited partnership ("Capital"), WNP Investment Partnership, L.P., a Delaware limited partnership ("WNP"), and Joshua G. Welch ("Welch").

     Partners is the general partner of Capital and WNP and Advisors is the investment adviser to Capital and WNP. Welch is the Managing Member of Partners and Advisors.

     The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or any other person constitute a "group" for purposes of Section 13(d)(3) of the Exchange or Rule 13d-5 thereunder or that any Reporting Person is the beneficial owner of any securities owned by any other Reporting Person or any other person. See Item 5 of this Schedule 13D for information concerning a letter submitted by the Reporting Persons and certain other persons to the Board of Directors of PennCorp.

     Certain information required by this Item 2 concerning the members of Advisors and Partners is set forth on Schedule A attached hereto, which is incorporated herein by reference.

     The principal business of each of Capital and WNP is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The principal business of Partners is to act as general partner of Capital and WNP. The principal business of Advisors is to provide portfolio management services to Capital and WNP. The address of the principal business and principal office of each of the Reporting Persons is c/o Vicuna Advisors LLC, 230 Park Avenue, 7th Floor, New York, New York 10169.

     During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Welch is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------
     The source of funds used to purchase the shares of Preferred Stock owned by the Reporting Persons (the "Shares") was working capital of Capital and WNP. The amount of such funds was $6,136,584 for the Shares owned by Capital and $2,418,236 for the Shares owned by WNP.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------
     The Shares were acquired in the ordinary course of business for investment purposes. The Reporting Persons' intention was to review their investment in PennCorp on a continuing basis and, depending upon price and availability of securities of PennCorp, subsequent developments affecting PennCorp, PennCorp's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, to consider increasing or decreasing the size of their investment in PennCorp.

     The Reporting Persons have executed a confidentiality agreement with PennCorp whereby they have agreed, among other things, to limit trading of the Preferred Stock to other preferred shareholders of PennCorp who have executed confidentiality agreements with PennCorp. The Reporting Persons have held discussions with the management of the Company and its representatives and other preferred shareholders of PennCorp who have executed confidentiality agreements with PennCorp.

     On December 21, 1999, PennCorp and its advisors invited holders of approximately 74% of its outstanding Preferred Stock (the "Ad Hoc Committee"), including Advisors, to a meeting to hear a presentation regarding a proposed restructuring of PennCorp (the "Restructuring") and PennCorp's progress on a proposed plan to sell substantially all of the assets of its operating subsidiaries (the "Sale Alternative"). Although the Reporting Persons believed that PennCorp's goal in calling the meeting was to build a consensus among the members of the Ad Hoc Committee for the Restructuring, PennCorp instead indicated its intention to move forward with the Sale Alternative and then consummate a liquidation of PennCorp in a Chapter 11 bankruptcy. In response to this information, on December 23, 1999, the Ad Hoc Committee delivered a letter to the board of directors of PennCorp (the "Board") objecting to this course of action and calling for the Board's acceptance of a Restructuring of PennCorp pursuant to a term sheet attached as an exhibit to the letter. The letter and the term sheet are incorporated herein by reference as Exhibit A. The Reporting Persons believe that the Restructuring on the terms set forth in the term sheet is the only viable alternative for PennCorp at this juncture to insure maximum value to PennCorp's stakeholders, including holders of Preferred Stock, or any value to the holders of the Common Stock. Advisors, as part of the Ad Hoc Committee, intends to take all actions at its disposal (including litigation) to prevent the consummation of the Sale Alternative. Each of the Reporting Persons may be deemed to be a member of a group within the meaning of Rule 13d-5(b) with the other members of the Ad Hoc Committee, but hereby expressly disclaims such membership in a group and beneficial ownership of the shares held by such other members of the Ad Hoc Committee.

ITEM 5.    INTEREST IN SECURITIES OF PENNCORP.
           ------------------------------------

     As of the date hereof, Capital is the beneficial owner 231,600 shares of $3.375 Preferred Stock and 342,150 Shares of $3.50 Preferred Stock and WNP is the beneficial owner 103,400 shares of $3.375 Preferred Stock and 119,450 shares of $3.50 Preferred Stock. Each share of $3.375 Preferred Stock is convertible into 2.2124 shares of Common Stock and each share of $3.50 Preferred Stock is convertible into 1.4327 shares of Common Stock. The shares of $3.375 Preferred Stock and $3.50 Preferred Stock owned by

Capital are convertible into 512,392 and 490,198 shares of Common Stock, respectively, or a total of 1,002,590 shares of Common Stock. The shares of $3.375 Preferred Stock and $3.50 Preferred Stock owned by WNP are convertible into 228,762 and 171,136 shares of Common Stock, respectively, or a total of 399,898 shares of Common Stock. By virtue of its status as general partner of Capital and WNP, Partners might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to be the beneficial owner of the securities owned by Capital and WNP. Advisors, Partners and Welch each disclaims beneficial ownership of the securities owned by Capital and WNP.

     As of the date hereof, Capital is the beneficial owner of 10.1% of the $3.375 Preferred Stock, 11.9% of the $3.50 Preferred Stock and 3.3% of the Common Stock and WNP is the beneficial owner of 4.5% of the $3.375 Preferred Stock, 4.2% of the $3.50 Preferred Stock and 1.4% of the Common Stock. By virtue of its status as general partner of Capital and WNP, Partners might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to be the beneficial owner of the securities owned by Capital and WNP. Advisors, Partners and Welch each disclaims beneficial ownership of the securities owned by Capital and WNP. The percentages of the outstanding $3.375 Preferred Stock, $3.50 Preferred Stock and Common Stock reported in this Schedule 13D are calculated on the basis of 2,300,000 shares of $3.375 Preferred Stock, 2,875,000 shares of $3.50 Preferred Stock and 29,214,731 shares of Common Stock issued and outstanding, as reported in PennCorp's Form 10-Q for the quarter ended September 30, 1999.

     By virtue of its status as general partner of Capital and WNP, Partners might be deemed to share indirectly with Capital and WNP power to vote or direct the vote of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to share indirectly with Capital and WNP power to vote or direct the vote of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to share indirectly with Capital and WNP power to vote or direct the vote of the securities owned by Capital and WNP.

     By virtue of its status as general partner of Capital and WNP, Partners might be deemed to share indirectly with Capital and WNP power to dispose or direct the disposition of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to share indirectly with Capital and WNP power to dispose or direct the disposition of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to share indirectly with Capital and WNP power to dispose or direct the disposition of the securities owned by Capital and WNP.

      No transactions were effected by the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, in the Preferred Stock or Common Stock during the 60 days prior to the date of this Schedule 13D.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF PENNCORP.
          ---------------------------

     Reference is made to the information disclosed under Item 4 of this
Schedule 13D which is incorporated by reference in response to this Item.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

         Exhibit A:     Letter to the Board of Directors of PennCorp
                        Financial Group, Inc. dated December 23, 1999.
                        Incorporated by reference to Exhibit F to Amendment No.
                        3 to Schedule 13D of Brown's Dock, L.L.C., et al., relating to the Preferred Stock and Common Stock, filed with the Securities and Exchange Commission on December
                        27, 1999.

         Exhibit B:     Agreement of Joint Filing, dated as of January 3, 2000,
                        among Advisors, Partners, Capital, WNP and Welch.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 3, 2000

                            VICUNA ADVISORS LLC


                            By:   /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VIVCUNA PARTNERS LLC


                            By:   /S/ Joshua G. Welch
                                 -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By:   /s/ Joshua G. Welch
                                 -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By:   /s/ Joshua G. Welch
                                 -------------------------------------
                                   Joshua G. Welch
                                   Managing Member



                                  /s/ Joshua G. Welch
                                 -------------------------------------
                                    Joshua G. Welch

                                   SCHEDULE A
                                   ----------

          The following table sets forth the names, addresses and principal occupations of the members of Advisors. Each such person is a citizen of the United States.
                     -------


--------------------------------------------------------------------------------
         NAME                   ADDRESS                 PRINCIPAL OCCUPATION
         ----                   -------                 --------------------
--------------------------------------------------------------------------------

Joshua G. Welch         230 Park Avenue                         Managing Member
                        7th Floor                            Vicuna Advisors LLC
                        New York, New York 10169
--------------------------------------------------------------------------------
Kenneth F. Cooper       230 Park Avenue                         Managing Member
                        7th Floor                            Vicuna Advisors LLC
                        New York, New York 10169
--------------------------------------------------------------------------------
Richard B. Sachs        345 Park Ave.                   Senior Managing Director
                        New York, New York 10167        Bear Stearns & Co. Inc.
--------------------------------------------------------------------------------

          The following table sets forth the names, addresses and principal occupations of the members of Partners. Each such person is a citizen of the United States.
                 ---


--------------------------------------------------------------------------------
          NAME                     ADDRESS              PRINCIPAL OCCUPATION
          ----                     -------              --------------------
--------------------------------------------------------------------------------

Joshua G. Welch         230 Park Avenue                         Managing Member
                        7th Floor                            Vicuna Advisors LLC
                        New York, New York 10169
--------------------------------------------------------------------------------
Kenneth F. Cooper       230 Park Avenue                         Managing Member
                        7th Floor                            Vicuna Advisors LLC
                        New York, New York 10169
--------------------------------------------------------------------------------
Richard B. Sachs        345 Park Ave.                   Senior Managing Director
                        New York, New York 10167        Bear Stearns & Co. Inc.
--------------------------------------------------------------------------------

                                                                       EXHIBIT B
                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13D
                                  ------------


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D dated January 3, 2000 relating to the $3.375 Convertible Preferred Stock and the $3.50 Series II Convertible Preferred Stock of PennCorp Financial Group, Inc., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

Dated:  January 3, 2000


                            VICUNA ADVISORS LLC


                            By:   /s/ Joshua G. Welch
                                 -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VIVCUNA PARTNERS LLC


                            By:   /S/ Joshua G. Welch
                                 -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By:   /s/ Joshua G. Welch
                                 -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By:   /s/ Joshua G. Welch
                                 -------------------------------------
                                   Joshua G. Welch
                                   Managing Member



                                   /s/ Joshua G. Welch
                                 -------------------------------------
                                    Joshua G. Welch